Exhibit 99.2

PHARMING GROUP N.V.

LONG TERM INCENTIVE PLAN (LTIP)

AS AMENDED AND RESTATED 27 OCTOBER 2021

The following represents the Long Term Incentive Plan for the Employees (excluding members of the Board of Directors and the Executive Committee) of Pharming Group N.V., a company incorporated under the laws of the Netherlands, having its registered offices at Leiden, the Netherlands (“Pharming”), as originally adopted by the general meeting of shareholders of Pharming on 17 April 2008 as hereby amended and restated on 27 October 2021 (the “Plan”).

WHEREAS

A.

On 11 December 2020, the General Meeting of Shareholders of Pharming has adopted the Executive LTI Plan for members of the Board of Directors (the “Board”) and on 23 November 2020, Pharming’s board of management (as installed at such time) approved the Executive LTI Plan for the members of the Executive Committee (the “ExCo”) of Pharming.

B.

On 27 October 2021, the Board has adopted this Plan for any employees of Pharming other than members of the Board and/or the ExCo. On that same date, the Board has ratified the grant of any Conditional Rights prior to the adoption of this version of the Plan. In accordance with Article 11, such Conditional Rights are subject to this version of the Plan.

C.

The goal of this Plan is to offer a long term incentive that keeps the interest of the Participants (as defined below) in line with the Shareholders and to create a stronger binding between the Participants and Pharming, within the boundaries of good corporate practice.

1	DEFINITIONS

1.1	Articles mentioned in the Plan refer to the articles of this Plan. The following words shall have the meaning as described hereafter, unless expressly stated otherwise.

AFM	the Netherlands Authority for the Financial Markets.

Articles of Association	the articles of association of Pharming, as they may read from time to time.

Award Period

the period commencing on the Date of Grant and ending on the Transfer Date provided that:

a)  if the Calculation Date is in an Open Period for a particular Participant, the Award Period for the relevant Plan Shares shall end no later than the 30th day after the Calculation Date; and

b)  if the Calculation Date is in a Closed Period for a particular Participant, the Award Period for the relevant Plan Shares shall end no later than the 30th day after the start of the next Open Period for that particular Participant, provided that when determining the 30 days in a) and b) days may only be counted if they are in an Open Period for that particular Participant. For the avoidance of doubt the 30 days could be counted over one or more successive Open Periods if there are insufficient days in the Open Period(s).

Bad Leaver Event	means (i) termination of the relevant Participant’s employment or engagement with Pharming upon voluntary termination by such Participant for any other reason than death, retirement or for health or specifically defined family reasons and (ii) termination initiated by Pharming of the relevant Participant’s employment agreement whether or not because of a Cause.

Board	the board of directors of Pharming.

Cause	means (i) fraud, gross negligence or wilful misconduct by the relevant Participant in respect of, to the disadvantage of, or vis-à-vis Pharming, (ii) the commission by the relevant Participant of a criminal offence (excluding, however, any minor criminal offences committed outside the context of his/her employment agreement that cannot lead to any reputational damage to Pharming, such as, for instance, traffic violations), (iii) reasons as referred to in article 7:678 or article 7:669 sub 3 under (e) and (g) of the Dutch Civil Code, or (iv) a material breach of this Plan by the relevant Participant, that, if capable of remedy, has not been remedied within a reasonable period of at least 20 (twenty) business days.

Calculation Date	the third anniversary of the Date of Grant, or the date set in accordance with article 4.4, article 4.5, or article 4.6, as applicable.

Change of Control	a transaction whereby (i) more than 50% of the outstanding Shares are acquired by another entity through an acquisition, restructuring or a (de)merger or (ii) shareholders of Pharming (determined by reference to the moment immediately preceding the consummation of such transaction) acquire less than 50% of the share capital of such new entity.

Closed Period	any period in which a Participant is prohibited from executing transactions in Shares under the Insider Code.

Conditional Right	the conditional right to obtain Plan Shares granted pursuant to this Plan.

Date of Grant	the date upon which the Conditional Right is granted, or such other date as determined by the Board (which can be a date in either the past or the future).

Dealing Day	any weekday (excluding a Saturday or Sunday) which is not a statutory, public or bank holiday in the Netherlands.

Employee	an employee of Pharming or one of its Subsidiaries.

General Meeting of Shareholders	the general meeting of shareholders of Pharming.

Good Leaver Event	means termination of the relevant Participant’s employment agreement with Pharming for any other reason than a Bad Leaver Event (for the avoidance of doubt, the termination of the employment agreement because of death, retirement or for health or specifically defined family reasons qualifies as a Good Leaver Event).

Granting Letter	the notice on behalf of the Company confirming (i) the Date of Grant, (ii) the Calculation Date and (iii) the maximum number of Plan Shares that can be obtained at the end of the Award Period, provided the conditions of this Plan are met, which can be sent in electronic form via any platform used for the administration of this Plan.

Inside Information	inside information (voorwetenschap) within the meaning of article 7 of the MAR.

Insider Code	Pharming’s internal code on inside information and reporting obligations adopted on 23 November 2020, as it may read from time to time.

Legal Representative	the administrator or proxy, as the case may be, of the Participant’s estate or his or her heirs.

MAR	Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2004/124/EC, 2003/125/EC and 2004/72/EC, and the rules and regulations promulgated thereto.

Market Value	on any day when the Shares are listed on the Stock Exchange the middle market quotation of a Share as derived from the official price list of the Stock Exchange.

Objective Criteria	the performance of the share price of the Peer Group.

Open Period	any period which is not a Closed Period for a Participant.

Participant	Any Employee that has been designated by Pharming as a participant under this Plan. A Participant shall not cease to be a Participant in case of a transfer between Subsidiaries.

Peer Group	A peer group of companies as determined by the Board annually.

Performance Schedule of Fraction	The schedule determined by the Board annually, showing the maximum number of Plan Shares that can be obtained at the end of the Award Period, provided the conditions of this Plan are met, based on the relative performance of the Share Price in comparison with the Objective Criteria.

Pharming	Pharming Group N.V., a public limited company organized under the laws of the Netherlands, having its registered office at Leiden, the Netherlands, with address (2333 CR) Leiden at no. 24 Darwinweg, registered with the trade register under number 28048592.

Plan Share	the Shares which are transferred or issued to a Participant subject to the conditions of this Plan.

Share	any shares in the capital of Pharming.

Shareholder	any holder of Shares.

Stock Exchange	Euronext Amsterdam N.V.

Subsidiary	a company (i) in which Pharming directly or indirectly can exercise more than 50% of the voting rights of such company at a general meeting or (ii) a company in which Pharming, directly or indirectly, is a shareholder and, pursuant to an agreement with other persons or without such an agreement, entitled to vote or otherwise can appoint or dismiss, solely or jointly, more than half of the members of the management board or the supervisory board, if all persons entitled to vote were to cast their vote and/or (iii) a company that is united in one organization with Pharming and therefore forms an economic unit with Pharming.

Transfer Date	the date set at the end of the Award Period, at which date Pharming generally transfers or issues the Plan Shares to the Participant.

Transfer Notice	the notice on behalf of the Company confirming (i) the number of Plan Shares that will be issued and/or transferred to a Participant on the Transfer Date and (ii) the Transfer Date, which can be sent in electronic form via e-mail or any platform used for the administration of this Plan.
1.2	In this Plan, headings are inserted for convenience purposes only and shall not affect the construction of this Plan.

1.3

References to any statutory provisions are to that provision as amended or re-enacted from time to time and unless the context requires otherwise, words used herein, regardless of the number or the gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the context requires.

2	TERMS OF THE PLAN

2.1

This Plan is effective as of 27 October 2021, and shall be executed in compliance with the Articles of Association and applicable law. This Plan shall continue to be in effect until it is terminated pursuant to article 11 of this Plan.

2.2	The Board is charged with the execution of this Plan.

2.3

The maximum aggregate number of Plan Shares which can be granted under this Plan shall be determined by the Board, but shall not exceed 10% of all issued and outstanding Shares (on a fully diluted basis) from time to time. Plan Shares transferred or issued shall be deducted from the maximum number of Plan Shares available for use under the Plan. The Board has the possibility to deviate from this provision provided that the deviation is not unfavorable to the Participants.

2.4	Any grant of a Conditional Right to obtain Plan Shares under this Plan is subject to the approval of any relevant authorities, including the approval – if required – of the Stock Exchange.

2.5

If and for as long as the Shares are listed on the Stock Exchange and/or any other stock exchange, Pharming shall apply for any Shares allotted under this Plan to be admitted to the list of such exchange.

3	GRANT OF CONDITIONAL RIGHTS TO OBTAIN PLAN SHARES

3.1

The Board may grant a Participant a Conditional Right to obtain Plan Shares on the Transfer Date, subject to the terms and conditions as set forth in the Plan by providing the Participant with a Granting Letter.

For the avoidance of doubt:

a.	Participants are not required to pay for the grant of the Conditional Right to obtain Plan Shares;

b.	Participants do not receive shareholders rights, e.g. dividend rights and voting rights, during the Award Period.

3.2	The grant of the Conditional Right to obtain Plan Shares will generally take place on January 1st of the relevant year.

3.3

Neither the grant under this Plan of a Conditional Right to obtain Plan Shares nor the transfer or issue of Plan Shares, nor this Plan or any provision therein shall confer upon any Participant any right, promise or offer with respect to the grant of any future or additional Conditional Rights to obtain Plan Shares under this Plan and/or any similar or related plan.

3.4

This Plan shall not confer upon any Participant any right with respect to continuation of employment or any other engagement with Pharming and/or its Subsidiaries, nor shall it interfere in any way with his or her right to terminate his or her employment or engagement at any time, with or without cause.

3.5

The Conditional Right to obtain Plan Shares is a personal right. The Participant is not entitled to transfer, assign, pledge or mortgage the Conditional Right to obtain Plan Shares in any way other than by will or the laws of descent and distribution. Any purported assignment, charge, disposal or dealing with the rights of the Participant under the Plan shall render the Conditional Right to obtain Plan Shares void.

3.6

The Board may determine that Plan Shares shall be subject to such additional and/or modified terms and conditions relating to its grant as may be necessary to comply with or take account of any securities, exchange control or taxation, laws, regulations or changes in legislation or practice which may have application to the Participant or Pharming, provided such supplemental terms, conditions, rules or procedures do not materially deviate from this Plan.

4	ISSUANCE OR TRANSFER OF PLAN SHARES

4.1

The Conditional Right to obtain Plan Shares becomes unconditional on the Transfer Date, provided that from the Date of Grant (or such later date as determined by the Board) until the Transfer Date or, in case of a Good Leaver, the date on which a Participant became a Good Leaver:

a.	the Participant continuously has been and still is employed or active on the basis of an agreement with or for Pharming or one of its Subsidiaries; and

b.	the Share Price has developed favourably, adjusted for (reverse) share splits, in comparison to the Objective Criteria.

Before the Transfer Date the Board will determine whether these conditions have been satisfied.

4.2

The actual number of Conditional Rights that becomes unconditional on the Transfer Date and thus the number of Plan Shares to which the Participant is entitled, depends on the relative performance of the Share Price compared to the Objective Criteria on the Transfer Date and will be determined by the Board before the Transfer Date on the basis of the Performance Schedule of Fraction, attached as Schedule A.

4.3

The number of Plan Shares to which the Participant is entitled in accordance with 4.1 and article 4.2 will be issued or transferred to the Participant (or his/her legal successors in case the Participant has deceased) on the Transfer Date. The Company shall send a Transfer Notice prior to the Transfer Date.

4.4	In the event of a Change of Control the Calculation Date will be set on the date of the Change of Control.[1]

4.5

In the event a third party makes a bona fide offer to buy all or the majority of shares held by Pharming in the capital of a Subsidiary, the Board can decide to provide for the cancellation of all granted Conditional Rights to obtain Plan Shares of the Participants employed with or connected to such a Subsidiary accrued up and until that moment, upon payment to the Participant (or his/her legal successors in case the Participant has deceased) of an amount in cash or cash equivalents, equal to the Market Value of the Plan Shares. The number of granted Conditional Rights accrued up and until the date of the bona fide offer will be determined in accordance with article 4.1 and 4.2. After all or the majority of shares held by Pharming in the capital of a Subsidiary are transferred to a third party no new Conditional Rights will be granted to the Participants employed with or connected to the relevant Subsidiary. Where any cash equivalent is payable, there shall be deducted from it such amounts on account of tax or similar liabilities as may be required by the law of any relevant jurisdiction or as the Board may reasonably consider to be necessary or desirable.

4.6

In the event of a merger or split, the Board may decide that the Calculation Date will be amended to a date prior to the effectuation of the merger or split. The Board will inform the Participants (or his Legal Representative) of the new Calculation Date in writing at least one month in advance.

[1]

This means all granted Conditional Rights to obtain Plan Shares become unconditional per the date of the Change of Control in accordance with article 4.1 and 4.2 as if it were the end of the Award Period and the Plan Shares will be transferred or issued to the Participant immediately, but no sooner than the 30th day after the start of the next Open Period for the particular Participant, provided that if the Participant is subject to federal taxation in the United States of America, the Plan Shares will be transferred or issued to the Participant no later than March 15 of the calendar year immediately following the calendar year in which the Change of Control occurs.

4.7	The Participant shall not be entitled to any Plan Shares until all applicable laws and regulations in connection with the issue or transfer of the Plan Shares have been complied with.

4.8

Pharming shall pay the costs related to the issue or transfer of the Plan Shares upon granting or vesting. The Participant or the Legal Representative shall bear any transaction costs related to the sale of the Plan Shares according to the Participant’s instruction.

4.9	The Plan Shares will be issued or transferred in accordance with the Articles of Association.

5	FORFEITURE OF CONDITIONAL RIGHTS

5.1	In case of the termination of the employment of a Participant, the following shall apply:

a.

Participants who (are required to) leave Pharming due to a Bad Leaver Event will forfeit any Conditional Rights immediately upon the date of their resignation. Such Conditional Rights shall be deemed cancelled and shall cease to exist automatically as per the last date of employment of the relevant Participant;

b.

Participants who leave Pharming due to a Good Leaver Event, may (if the Board in its sole discretion shall so decide) retain all or part of the Conditional Rights granted to them prior to the date of their resignation during the Award Period. Any decision to allow such Participant to retain Conditional Rights must be acknowledged by the Board in writing; such decision can be re-considered by the Board if at a later stage a Cause appears to apply or have applied in respect of such Participant. Conditional Rights that may not be retained under the preceding sentence shall instead be deemed cancelled and shall cease to exist automatically as per the last date of employment of the relevant Participant; and

c.

the Board is in its sole discretion entitled to decide to recover (on behalf of Pharming) from the Participant, who left Pharming due to a Bad Leaver Event or if at a later stage a Cause appears to apply or have applied in respect of such Participant, (the value of) any Plan Shares, as applicable, acquired as a result of the Conditional Right.

5.2	The Board at its sole discretion is entitled to decide that the Conditional Right of a Participant to obtain Plan Shares are forfeited during the Award Period:

a.	upon violation by the Participant of any provision of this Plan, which violation must be severe enough to justify forfeiture of the Conditional Right to obtain Plan Shares;

b.

if during the Award Period the Participant was unable to perform his/her duties on the basis of the employment contract/management contract during 104 weeks due to illness, suspension or any other reason.

5.3

The Participant is not entitled to any compensation (for any losses suffered due to or) in connection with the forfeiture of Conditional Rights or the fact that participation in this Plan is terminated.

6	VARIATION OF SHARE CAPITAL

6.1

If the Shares are split, each Conditional Right to obtain Plan Shares shall confer the right to acquire an aggregate nominal value of a Share as per the date of the split. If the Shares are consolidated, each Conditional Right to obtain Plan Shares shall confer the right to acquire a proportionate amount of one newly emerged Share as per the date of the consolidation. It is not possible to acquire a part of a Share.

6.2

After the Shares legally cease to exist due to a merger or split and are replaced by the shares in the acquiring legal entity, each Conditional Right to obtain Plan Shares shall confer the right to acquire shares or depository receipts for shares in the capital of the acquiring company according to a ratio determined by the Board based on the Market Value of the Shares on the date of merger or split.

6.3

If a Participant has not accrued sufficient Conditional Rights to obtain Plan Shares to acquire one new Share, the Participant may offer his Conditional Rights to Pharming and Pharming will have to repurchase the Conditional Right to obtain Plan Shares for the Market Value on the Transfer Date.

7	INSIDER TRADING RULES

7.1	The Plan Shares obtained on the Transfer Date may only be sold by the Participant if he or she is not in the possession of Inside Information.

7.2	The Participant is obliged to observe any and all applicable rules under MAR with respect to insider trading and market manipulation.

7.3	The Participants are bound by the Insider Code.

7.4

If a Participant has any doubt as to whether or not he or she is in the possession of Inside Information, he or she should at all times consult Pharming’s Business Integrity Officer to help determine whether the information constitutes Inside Information.

8	FILING OBLIGATIONS

To the extent applicable, each Participant shall be responsible for any required filings with the AFM pursuant to Dutch law in connection with (i) the granting of the Conditional Rights in accordance with article 3 and the Granting Letter, (ii) the transfer or issuance of Plan Shares in accordance with article 4, and (iii) the expiry of any Conditional Rights that have not become unconditional on the Transfer Date. If and when applicable, each Participant can request Pharming’s Business Integrity Officer to make such required filings with the AFM on his or her behalf.

9	TAXES AND SOCIAL SECURITY CONTRIBUTIONS

9.1

Any and all tax liability, including but not limited to social security contributions (or equivalent) (to the extent payable by the Participant or his Legal Representative), due in connection with this Plan, shall be for the account of the Participant or his Legal Representative, respectively.

9.2

The Plan Shares shall not be transferred to the Participant until the Participant or his Legal Representative has complied with arrangements specified by Pharming for the payment of any tax (including without limitation the deduction of tax at source) and/or social security contributions (or equivalent).

9.3

Each Participant agrees to indemnify Pharming against any tax and/or social security claim of whatever nature or any other liability or obligation incurred by Pharming which relates to the liability of a Participant in the Plan to tax or social security (or equivalent).

9.4

Any liability of Pharming to make employer social security contributions for its own account in respect to the Conditional Right to obtain Plan Shares provided under this Plan shall not be the liability of the Participant or Legal Representative, respectively.

9.5	Pharming shall not be responsible for any administrative formalities in respect of this Plan for any Participant after such Participant having left Pharming.

10	DATA PROTECTION

10.1

Pharming may process personal data relating to the Participants in connection with the administration and operation of this Plan. The personal data of the Participants which may be processed in this respect may include a copy of an identification document, contact details and bank and securities account numbers. Each Participant’s personal data shall be stored by Pharming for such time period as is necessary to administer such Participant’s participation in the Plan or as otherwise permitted under applicable law.

10.2

Each Participant’s personal data shall be handled by Pharming in a proper and careful manner in accordance with applicable law, including the General Data Protection Regulation (GDPR) and the rules and regulations promulgated pursuant thereto. Participants have the right to lodge complaints with an applicable supervisory authority regarding Pharming’s processing of personal data pursuant to this Plan.

10.3

Pharming shall implement technical and organisational measures designed to protect personal data processed pursuant to Article 10.1. Personnel or third parties that have access to such personal data shall be bound by confidentiality obligations.

10.4

Pharming shall abide by any statutory rights the Participants may have regarding their respective personal data processed pursuant to Article 10.1, which includes the right to access, rectification, erasure, restriction of processing, objection to processing and portability of such personal data.

10.5

In connection with the administration and operation of this Plan, Pharming may transfer personal data processed pursuant to Article 10.1 to one or more third parties, provided that there is a legitimate interest in doing so. Where such third parties are located outside the European Economic Area in countries that are not considered to provide for an adequate level of data protection, Pharming shall ensure that sufficient data protection safeguards are put in place, failing which explicit consent for such transfer shall be obtained from the Participant(s) concerned.

10.6

Pharming may establish one or more privacy policies providing further information on data protection and applying to the processing of personal data of the Participants by Pharming in connection with the administration and operation of this Plan.

11	AMENDMENT AND TERMINATION OF THE PLAN

Any amendment or termination of this Plan may affect rights already granted. If and when the Board amends this Plan or executes a new or adjusted Long Term Incentive Plan for Employees which replaces or prolongs this Plan any and all Conditional Rights to obtain Plan Shares granted will become subject to such a new or adjusted plan.

12	GENERAL PROVISIONS

12.1

The Participant shall maintain full confidentiality in respect of this Plan and the contents thereof and consequently shall not disclose—except to the extent required by law or governmental regulations and except within the circle of other Participants or Shareholders—the Plan and any matter arising from implementation thereof and/or the contents thereof to any third party.

12.2	This Plan and any offer or right related thereto or any further agreements or notices resulting from it, are governed by the laws of The Netherlands.

12.3

Any differences arising from this Plan and any offer or right related thereto, and any further agreements or notices resulting from it that cannot be settled amicably, shall be brought before the competent court in The Hague, The Netherlands, or, alternatively, at the option of Pharming or the Subsidiary employing the Participant, before the competent court in the place where such Participant is residing or employed.

12.4	This Plan shall exist next to any Stock Option Plan, as it may be in force from time to time and any other equity award plan as may be in force from time to time.

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SCHEDULE A.

PERFORMANCE SCHEDULE OF FRACTION

Total number of Plan Shares to be issued or transferred subject to the provisions of the Plan

Ranking in the top 5% of the Peer Group	100% of maximum
Ranking in the 5%-10% of the Peer Group	80% of maximum
Ranking in the 10%-20% of the Peer Group	60% of maximum
Ranking in the 20%-30% of the Peer Group	50% of maximum
Ranking in the 30%-50% of the Peer Group	20% of maximum
Ranking in the 50%-100% of the Peer Group	0% of maximum

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